ITEM 77.H Changes in Control of Registrant

(a) If any person has acquired control of the Registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person acquired control and the percentage of voting securities of the Registrant owned or other basis of control over the Registrant.

Since October 2000, the Retirement Services Division of Massachusetts Mutual Life Insurance Company (MassMutual) has offered the DLB Stewart Ivory International Fund as an underlying investment option for 401Ks plans that it administers. The percentage of the Fund owned by MassMutual varies daily based on the investment activities of the participants in these plans, and may fall above or below 25% on any given day. At October 31, 2002, MassMutual held 27% of the voting securities of the Fund.

On December 21, 2001, Mac & Co. (shares beneficially owned by Virginia Power Collectively Bargained VEBA), redeemed all shares that it owned of the DLB Stewart Ivory International Fund (see 77.H (b)). This redemption increased the percentage of voting securities held by Plymouth County Retirement Plan, from 13% ownership at October 31, 2001 to 27% at October 31, 2002. This percentage increase was not directly caused by the purchase of any additional shares by Plymouth County Retirement Plan.

(b) If any person has ceased to be a controlling person of the Registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person ceased to have control.

On December 21, 2001 Mac & Co., (shares beneficially owned by Virginia Power Collectively Bargained VEBA), liquidated its entire position (30% ownership at October 31, 2001) out of the DLB Stewart Ivory International Fund.